June 11, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (770) 804-0509

Mr. Paul Kelly
President
NB Telecom, Inc.
Saxonburg, Pennsylvania 16056

   Re: NB Telecom, Inc.
   Amendment No. 4 to Registration Statement on Form SB-2
   Filed on May 11, 2007
   File Number 333-134073

Dear Mr. Kelly:

   We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Information, page 1

1.   Please revise the summary financial data to reflect the information presented in the financial statements. Label the columns as restated, as necessary.

Change in Control of USIP, page 15

2.   Please revise the total issued and outstanding shares of common stock as of September 6, 2006 (and December 31, 2006) to be 49,632,222, as stated in your response letter to us dated May 11, 2007.

Capitalization, page 21

3.   Please revise the actual column at December 31, 2006 to reflect the information
        presented in the financial statements. Label the column as restated. In addition,
        revise the As Adjusted Table for the Spinoff and the Rights Offering assuming the
        various levels of participation in the rights offering, as appropriate.

 Dilution, page 22

4.   Please revise the discussion to reflect the information presented in the financial
        statements.

Management Discussion and Analysis, pages 22-24

5.   Please revise the discussion to reflect the information presented in the financial
        statements.

Board of Directors and Corporate Governance, page 29

6.   Please address the matter of director independence. Refer to Item 407(a)(1)(ii) of
        Regulation S-B.

Experts, page 33

7.   Please update the discussion to state the dates of the financial statements audited.

Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Organization, page F-8

8.   You state that on December 27, 2005 the company migrated its state of
        organization to Nevada while on page 1 you state that this occurred on 12/1/05.
        Further, in the note to the capitalization table on page 21 and in the discussion of
        Business Plan – General Overview on page 25 you state that the migration
        occurred on 3/23/06. Please revise, as appropriate.

General

9.   Please revise to provide updated financial statements in accordance with Item
        310(g) of Regulation S-B and provide a current consent in any amendment.

                        *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Senior Counsel, at (202) 551-3436 with any other questions.

Sincerely,

Gregory Dundas
Senior Counsel

cc: Richard W. Jones, Esq.
        Buker, Jones & Haley
        115 Perimeter Center Place – Suite 170
        Atlanta, GA 30346-1238